UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SolarCity Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

83416T100

(CUSIP Number)

Elon Musk

c/o SolarCity Corporation

3055 Clearview Way

San Mateo, CA 94402

(650) 638-1028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	NAMES OF REPORTING PERSONS Elon Musk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF & OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 22,160,370 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 22,160,370 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,160,370 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%A
(14)	TYPE OF REPORTING PERSON (see instructions) IN

A	Percentage calculated based on 100,226,719 shares of common stock, par value $0.0001 per share, outstanding as of May 31, 2016.

Item 1.	Security and Issuer

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2012 by Elon Musk, as previously amended on February 7, 2014, February 13, 2015, February 2, 2016 and February 16, 2016 (the “Original Schedule 13D”). The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.0001 per share (the “Common Stock”), of SolarCity Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3055 Clearview Way, San Mateo, California 94402. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

(a)	This Amendment is filed by Elon Musk.

(b)	Mr. Musk’s address is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

(c)	Mr. Musk is the Chief Executive Officer, Product Architect and Chairman of the Board of Tesla Motors, Inc.; Chief Executive Officer and Chief Designer of Space Exploration Technologies Corporation; and Chairman of the Board of the Board of Directors of the Issuer.

(d)	During the past five years, Mr. Musk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Musk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Musk is a citizen of the United States of America.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following information:

On June 20, 2016, the Board of Directors of Tesla Motors, Inc. (“Tesla”), a company of which Mr. Musk is the Chief Executive Officer and Chairman of the Board of Directors, authorized the making of a proposal to the Issuer concerning a possible strategic transaction that may result in, among other things, entry into a negotiated definitive agreement regarding a merger or other corporate transaction involving the Issuer and Tesla.

On June 20, 2016, representatives of Tesla delivered a proposal (the “Tesla Proposal Letter”) to the Board of Directors of the Issuer to acquire all of the outstanding shares of Common Stock in exchange for shares of common stock of Tesla, par value $.001 (the “Tesla Stock”), at an exchange ratio of 0.122x to 0.131x shares of Tesla Stock for each share of Common Stock, representing a value of $26.50 to $28.50 per share of Common Stock, or a premium of approximately 21% to 30% over the closing price of shares of Common Stock, based on the closing price of shares of Common Stock on June 20, 2016 and the 5-day volume weighted average price of shares of Tesla Stock.

There can be no assurance that any discussions that may occur between Tesla and the Issuer will contain transaction terms consistent with those described in the Tesla Proposal Letter, or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a possible transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a potential transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of Mr. Musk, including the satisfactory completion of due diligence by Tesla, the approval of the Boards of Directors of the Issuer and Tesla, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Mr. Musk does not intend to disclose developments with respect to the foregoing unless and until the Boards of Directors of the Issuer and Tesla have approved a specific transaction, if any, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Statement.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

A	Tesla Proposal Letter, dated June 20, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2016

By:	/s/ Elon Musk
Elon Musk